Exhibit 99.3

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 29, 2017 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2016 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s December 31, 2016 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

2016 HIGHLIGHTS AND OVERALL PERFORMANCE

•	Overall, Alexco reported a net loss of $4,359,000 for the year ended December 31, 2016, for a basic and diluted loss of $0.05 per share, on total revenues of $11,361,000. The loss before recovery of taxes for 2016 was $3,967,000, including non-cash costs of $2,076,000 for depreciation and amortization and $1,095,000 for share-based compensation. For the year ended December 31, 2015, Alexco reported a net loss of $5,509,000, for a basic and diluted loss of $0.08 per share, on total revenues of $14,662,000. The 2015 loss before recovery of taxes was $6,616,000 including non-cash costs of $2,246,000 for depreciation and amortization, $645,000 for share-based compensation and write-off of receivables totalling $643,000. The difference between the net loss in 2016 and 2015 was mainly attributed to reduced general and administrative and mine site care and maintenance costs in 2016, which was partially offset by the lower gross profit compared to the prior year. Furthermore, the Corporation had a $2,742,000 gain on investments compared to a loss of $155,000 in the prior year, while the Corporation experienced a foreign exchange loss of $137,000 in 2016 compared to a gain of $1,054,000 in 2015.

•	The Corporation’s cash and cash equivalents at December 31, 2016 totaled $20,382,000 compared to $8,163,000 at December 31, 2015, while net working capital totaled $23,443,000 compared to $12,602,000 for the comparable year. In addition, the Corporation’s restricted cash and deposits at December 31, 2016 totalled $6,948,000 compared to $8,960,000 at December 31, 2015.

•	The Corporation completed its 2016 Bermingham diamond drill program with 50 holes for a total of 17,371 meters (“m”). Drill results extended the previously defined Arctic Zone of silver mineralization and outlined a new zone of high grade mineralization beginning approximately 160m from surface and extending down plunge approximately 270m.

•	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance.

•	4,364,575 warrants were exercised for proceeds of $6,208,000.

•	The Corporation disposed of investments in marketable securities for proceeds of $1,788,000 and a pre-tax realized gain of $1,530,000. Furthermore, warrants held as an investment had a pre-tax fair value measurement adjustment increase of $1,212,000.

•	Alexco Environmental Group (“AEG”), recognized revenues of $11,361,000 in 2016 for a gross profit of $2,866,000 and a gross margin of 25.2% compared to revenues of $14,662,000 in 2015 for a gross profit of $3,251,000 and a gross margin of 22.2%. The increase in gross margin from the prior year was primarily due to AEG reducing third party work on both external projects and for the Keno Hill Reclamation Plan. . The reduction in revenue was primarily due to the Keno Hill Reclamation Plan being developed in 2015 and then entering the review stage of the process in 2016, which involved less billable work to be performed by AEG. Furthermore detailed engineering work was deferred to 2017. A further cause for the decrease in revenues is a result of the Globeville project in Colorado being completed in 2015.

•	A performance bond was released to Alexco in the amount of $3,873,000 (US$2,885,000) related to the AEG’s Globeville Smelter Project in Denver Colorado.

HIGHLIGHTS SUBSEQUENT TO YEAREND

•	The Corporation announced an updated mineral resource estimate for the Bermingham deposit, expanding the indicated mineral resources from 5.2 million ounces to 17.3 million ounces while inferred mineral resources increased from approximately 0.7 million ounces to 5.5 million ounces of contained silver.

•	Alexco announced the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the “PEA”) and announced an amended silver purchase agreement (the “Amended SPA”) with Silver Wheaton Corp. (“Silver Wheaton”) (see news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”).

•	The Corporation disposed of investments in marketable securities for proceeds of $2,002,000 and a pre-tax realized gain of $1,779,000.

•	Alexco entered into a non-binding Letter Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% of Alexco’s McQuesten property located in the KHSD. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures, issue 1,600,000 shares, pay a total of $2,600,000 in cash or shares and grant Alexco a 6% Net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

SELECTED ANNUAL INFORMATION

	As at and for the year ended December 31
(expressed in thousands of dollars, except per share amounts)	2016	2015	2014

Revenue from mining operations	-	-	361
Gross profit (loss) from mining operations	-	-	361

Revenue from environmental services	11,361	14,662	14,925
Gross profit from environmental services	2,866	3,251	4,888

Revenue from all operations	11,361	14,662	15,286
Gross profit from all operations	2,866	3,251	5,249

Net income (loss)	(4,359)	(5,509)	(32,772)
Earnings (loss) per share –
Basic	($0.05)	($0.08)	($0.50)
Diluted	($0.05)	($0.08)	($0.50)
Total assets	117,632	102,542	105,195
Total long-term liabilities	24,839	24,496	24,363
Dividends declared	Nil	Nil	Nil

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, exploration at the Bermingham deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs, with the aim of repositioning the KHSD for long-term, sustainable operations. Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth, Bermingham and Lucky Queen silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”). Alexco also owns certain patent rights related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT LLC (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is on further building high grade silver resources in the KHSD as well as further refining plans to optimize operations and the future underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations, commodity prices and markets considered. Ore throughput rates, grade, prices and the influence of the Silver Wheaton silver stream have a material impact on unit costs and profitability at Keno Hill. Bringing Flame & Moth deposit and Bermingham deposit into production is a key aspect of restarting operations at Keno Hill. The permitting process for development of the Flame & Moth deposit is progressing through the final phases of the Water Use Licence process while the Corporation has commenced environmental assessment and the permitting process for advanced exploration and underground drilling at the Bermingham deposit.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grades of 44 oz/t silver, 6.7% lead and 4.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

On May 4, 2016, the Corporation and FNNND entered into an Amended and Restated CCBA relating to exploration, mine development, mining, and environmental activities of Alexco and its subsidiaries in the KHSD. The revised agreement includes enhanced language in respect of project implementation, the cooperative environmental engagement process, business opportunities and wealth sharing.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”). AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB), likely starting in the second quarter of 2017. Subsequent to completion of the YESAB assessment process, a Water Use Licence renewal will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste. After licencing, funding approval from Indigenous and Northern affairs Canada for the project will be subject to review and acceptance of the project by the Treasury Board of Canada. The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during 2016, prices were steadily increasing. Silver traded from a high of US$20.71 on August 2, 2016 to a low of $13.58 on January 28, 2016, while lead traded between US$1.08 to US$0.73 and zinc traded between US$1.27 to US$0.68 per pound. As at the date of this MD&A, prices are approximately US$17.75 per ounce silver, US$1.07 per pound for lead and US$1.27 per pound for zinc and the Canadian-US exchange rate is approximately US$0.75 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.13 per ounce, for lead average approximately US$1.01 per pound, and for zinc US$1.25 per pound, with the Canadian-US exchange rate forecast at US$0.76 per CAD (see “Risk Factors” in the MD&A for the for the year ended December 31, 2016, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RECENT DEVELOPMENTS

2017 Preliminary Economic Assessment

On March 29 2017, Alexco announced an updated PEA for the KHSD, entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” (see press release dated March 29, 2017 entitled, “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”). Alexco’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 703 quartz mining leases and 866 quartz mining claims and two Crown Grants.

The KHSD PEA contemplates the sequential development and production from four (4) mines over a nine (9) year period, beginning with an advanced underground exploration program at Bermingham consisting of a 600m decline development and infill drilling program on the upper portions of the high-grade Bear vein and West-Dipper vein, followed by an eight (8) month construction period to develop the 965m Flame & Moth decline, to be followed by an eight (8) year period of silver production anchored by the Flame & Moth and Bermingham deposits. It provides for an average annualized payable silver production of 3.5 million ounces, 9.4 million pounds of lead, 10.8 million pounds of zinc and 680 ounces of gold from an annualized average of 143,000 tonnes per year of consolidated mine and mill production. The pre-tax and after-tax internal rate of return is 89% and 75%, respectively, and the pre-tax and after-tax net present value at a 5% discount rate is $104,300,00 and $79,400,000, respectively, with less than a one (1) year payback period. Initial capital requirements before positive cash flow is achieved, is expected to be approximately $27,000,000. The advanced underground exploration program at Bermingham, consisting of driving the initial 600m decline and a 5,000m infill program on the upper portion of the Bear vein and West-dipper vein, comprises approximately $8,700,000 including mining equipment rebuilds.  The estimated capital cost for the 965m Flame and Moth decline and associated underground mining equipment, vent raise, definition drilling and property, plant and equipment capital is approximately $12,000,000.  The balance of the initial capital is planned for further initial development at Bermingham in advance of production, installation of the second ball mill and other minor mill upgrades, additional surface facilities and underground equipment for the Bellekeno mine.

The consolidated mine production under the KHSD PEA of 1,021,053 tonnes is primarily derived from indicated mineral resources, though approximately 2% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

Under the KHSD PEA, Flame & Moth mineral resources are estimated with an effective date of January 3, 2017 at 1,679,000 tonnes indicated grading 498 g/t silver, 1.85% lead, 5.33% zinc and 0.4 g/t gold plus another 365,200 tonnes inferred grading 356 g/t silver, 0.47% lead, 4.25% zinc and 0.3 g/t gold. The Bellekeno mineral resources are based on a geologic resource estimate having an effective date of September 30, 2012, with the indicated resources as at September 30, 2013 and reflecting the geologic resource less estimated subsequent depletion from mine production (Scott Smith is the qualified person responsible for the subsequent depletion of the May 31, 2012 indicated resources for production through September 30, 2013). The Bellekeno mineral resource estimate comprises 262,000 tonnes indicated grading 585 g/t silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 g/t silver, 4.1% lead and 5.1% zinc. The Lucky Queen mineral resources are estimated with an effective date of January 3, 2017 at 132,300 tonnes indicated grading 1,167 g/t silver, 2.43% lead and 1.63% zinc plus another 257,900 tonnes inferred grading 473 g/t silver, 1.04% lead and 0.80% zinc. The Onek mineral resources are estimated with an effective date of January 3, 2017 at 700,200 tonnes indicated grading 191 g/t silver, 1.24% lead and 11.85% zinc plus another 285,100 tonnes inferred grading 118 g/t silver, 1.15% lead and 8.26% zinc. The Bermingham mineral resources are estimated with an effective date of January 3, 2017 at 858,000 tonnes indicated grading 628 g/t per tonne silver, 2.40% lead and 1.65% zinc plus another 220,000 tonnes inferred grading 770 g/t silver, 2.13% lead and 2.21% zinc.

The PEA reflects one of a number of Keno Hill production strategies being considered by Alexco. Work continues to optimize various aspects of this project, taking into account new pricing and costing bases in combination with emerging exploration results. As with most relatively smaller, higher grade deposits, consolidated mine economics are sensitive to commodity price, foreign exchange, the tenor and grade of ore delivered to the mill, and the efficiency with which the mill operates. Equally important, the Company plans to continue its successful exploration strategy to expand resource inventory in the District as a whole.

The PEA has been prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and was compiled by Roscoe Postle Associates Inc. (“RPA”) with contributions from a team of Qualified Persons as defined by NI 43-101. All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101. The PEA is available under Alexco's profile on SEDAR at www.sedar.com.

Amended Silver Purchase Agreement with Silver Wheaton

On March 29, 2017 the Corporation and certain of its subsidiaries and Silver Wheaton entered into an amendment agreement to the Silver Purchase Agreement (the “Amended SPA”) pursuant to which, among other things, the following amendments were made to the Silver Purchase Agreement:

•	Silver Wheaton will continue to receive 25% of the life of mine payable silver from the KHSD. The production payment (originally US$3.90 per ounce) will be based on monthly silver head grade and monthly silver price:

•	The actual monthly production payment will fall within a defined grade and pricing range governed by upper and lower numeric criteria (ceiling grade/price and floor grade/price) pursuant to the following formula:

(Ceiling Grade – Deemed Shipment Head Grade)	X	(Ceiling Price – Deemed Shipment Silver Price)	X	Market
(Ceiling Grade – Floor Grade)		(Ceiling Price – Floor Price)		Price

Floor Grade	=	600 g/t Ag
Floor Price	=	US$13/oz Ag
Ceiling Grade	=	1,400 g/t Ag
Ceiling Price	=	US$25/oz Ag
Deemed Shipment Head Grade	=	Calculated monthly mill silver head grade
Deemed Shipment Silver Price	=	Average monthly silver price
Market Price	=	Spot silver price prior to day of sale

•	The date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2019;

•	The Silver Wheaton area of interest remains one (1) km around existing Alexco holdings in the KHSD.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948.

RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)

AEG Highlights during 2016:

•	AEG recognized revenues of $11,361,000 in the year ended December 31, 2016 for a gross profit of $2,866,000 and a gross margin of 25.2% compared to revenues of $14,662,000 for a gross profit of $3,251,000 and a gross margin of 22.2% in the year ended of 2015. The increase in gross margin from the prior year was primarily due to AEG reducing third party work on both external projects and for the Keno Hill Reclamation Plan. The reduction in revenue was primarily due to the bulk of the Keno Hill Reclamation Plan being developed in 2015 and then entering the review stage of the process in 2016, which involved less billable work to be performed by AEG. Furthermore, in the US a decrease in revenues resulted from the substantial completion of the Globeville project in Colorado in 2015. .

•	AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada.t the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the IWTP. Construction related to this and upgrades were completed in 2016. AEG has been awarded an extension to operate Gold King the IWTP to the end of 2017.

•	On the Globeville Smelter Project, a Completion Report, which documents the work completed at the site and the monitoring results, was submitted to the State of Colorado in July 2016. The Completion Report triggered the release of $3,800,000 (US$2,900,000) to AEG with the remaining $522,000 (US$398,000) to be held as a performance bond for a period up to 2 years.

Keno Hill Silver District

2017 Exploration Program

The Corporation has planned a surface exploration program of approximately 12,000m surface diamond drilling budgeted to cost $3,200,000 primarily to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. The bulk of the surface exploration will be conducted in the summer with results expected to be released no later than the fourth quarter of 2017.

The Corporation is also planning an underground exploration program at the Bermingham prospect. Subject to permitting, an exploration decline will be driven 600m with approximately 5,000m of infill and confirmation drilling for a total estimated cost of $8.7 million, including underground equipment rebuilds and purchase. The timeline and costs incorporate management’s estimates for the necessary permits required to carry out the development of the Bermingham exploration decline; permitting uncertainty and delays may cause timelines and costs to increase.

2016 Exploration Program - Bermingham

The Corporation completed an exploration program totalling 50 holes for 17,371m of surface diamond drilling to follow up on prior identification of high grade silver results at the Bermingham prospect. A total of $3,400,000 was invested in an expanded exploration program, the majority funded by way of a $3 million flow-through financing in December 2015. The Corporation expended an additional $300,000 to gather geotechnical and hydrogeological information, as well as undertake a preliminary metallurgical program to test the Bermingham mineralization. Interim drill results on 18 holes were released on September 13, 2016 (see September 13, 2016 press release entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues”) with the final results of the final 32 of 50 drill holes released on December 8, 2016 (see December 8, 2016 press release entitled "Alexco expands Bermingham Silver Deposit, Initial Tests Confirm Excellent Metallurgical Performance”).

Together with the high grade intercepts from 2014 and 2015, the 2016 drilling extended the high grade silver-bearing Bear Zone over at least 270m of plunge length and a plunge width of approximately 40m. The zone averages approximately 4.0m true width, is locally more than 7.0m thick, and remains open to depth and northeasterly along strike of the productive structure(s). Potential linkage to the Hector-Calumet mine remains to be resolved.

Mineral Resource Estimate – Bermingham Deposit

On January 3, 2017 Alexco announced updated mineral resource estimates for the Bermingham deposit. The mineral resource is estimated at 858,000 tonnes indicated grading 628 g/t silver, 2.40% lead and 1.65% zinc and 0.13 g/t gold plus another 220,000 tonnes inferred grading 770 g/t silver, 2.13% lead, 2.21% zinc and 0.15 g/t gold. The technical support for this resource has been incorporated into the March 27, 2017 PEA.

Keno Hill Development Update

In October 2016 the Corporation completed installation of the underground portal and infrastructure at the Flame & Moth deposit and drove the first 20 meters of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven to the upper production levels of the Flame & Moth silver deposit.

The Corporation also completed a mill maintenance program in 2016. A mechanical assessment and maintenance of equipment was part of the routine process of maintaining the crushing and milling equipment assets in a condition where resumption of processing operations could be completed.

Permitting Update

On February 17, 2016 the Corporation was granted the amended Quartz Mining Licence (“QML”) for the Flame & Moth deposit. The QML allows development of the Flame and Moth deposit. The only remaining permit required to commence mining and milling operations at the Flame & Moth deposit is the Water Use Licence (“WUL”) which is granted through the Yukon Water Board. This process is well underway and the Corporation expects a Water Licence amendment hearing to occur in the second quarter of 2017.

The Corporation plans to drive an underground exploration decline 600 meters at the Bermingham deposit, which will require an amendment to its Class IV permit. This is expected to be received by the end of the second quarter of 2017 although delays can occur in the Yukon permitting process as a result of changing laws, regulations and policies in the environmental assessment process.

As part of the QML amendment for the Flame & Moth application, the Corporation filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. This review is required every two years. As a result, the QML required that Alexco increase its posted financial security from $4,189,000 to $6,328,000. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security. The $6,328,000 posted is included in the Corporation’s non-current restricted cash and deposits.

Mine Site Care and Maintenance

Mine site care and maintenance costs for 2016 totaled $1,954,000 compared to $2,351,000 in 2015. The decrease in costs is mainly due to lower depreciation charges in 2016. Included in mine site care and maintenance costs is depreciation expense of $1,602,000 for 2016 compared to $1,746,000 for 2015.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses for 2016 totaled $4,475,000 compared to $4,630,000 for 2015. The decrease in 2016 relates to one-time charges in 2015 related to severance costs and a write-off of receivables for $540,000, partially offset with an increase from share-based compensation.

Environmental Services:

AEG general and administrative expenses reflect overall utilization of the AEG workforce as well as business development and administrative activity.

Environmental Services general and administrative expenses for 2016 totaled $3,039,000 compared to $3,844,000 for 2015. The decrease in general and administrative expenses in 2016 compared to 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses. Furthermore, during the 2015 period, the Corporation evaluated certain trade receivables, and recorded a one-time write-off for $103,000.

FOURTH QUARTER

For the quarter ended December 31, 2016 Alexco reported a net loss of $1,761,000 on total revenues of $2,939,000 compared to a net loss of $1,502,000 on total revenues of $4,128,000 for the same period in 2015. The difference between the 2016 period and 2015 period is due to a decrease in revaluation of investments and a deferred tax adjustment related to the flow through financing.

AEG recognized revenues of $2,939,000 in the fourth quarter of 2016 for a gross profit of $881,000 and a gross margin of 30.0% compared to revenues of $4,128,000 in the fourth quarter of 2015 for a gross profit of $611,000 and a gross margin of 14.8%. The increase in gross margin compared to the prior period is attributed to AEG utilizing internal personnel for environmental services on the Keno Hill Reclamation Plan. In late 2016, AEG completed the expansion of the IWTP at the Gold King Project and continued operations. In 2015, the Globeville Smelter Project experienced unanticipated costs associated with concluding the project resulting in lower margins.

Mine site care and maintenance costs in fourth quarter of 2016 totaled $480,000 compared to $599,000 for the same period in 2015. The decrease in costs is mainly due to a lower depreciation charge in the 2016 period. Included in mine site care and maintenance costs is depreciation expense of $380,000 in fourth quarter of 2016 compared to $431,000 in same period of 2015.

Corporate general and administrative expenses in the fourth quarter of 2016 totaled $1,264,000 compared to $935,000 in the fourth quarter of 2015. The increase in the 2016 period relates to an increase in share-based compensation to employees and management.

Environmental Services general and administrative expenses in the fourth quarter of 2016 totaled $668,000 compared to $976,000 in the fourth quarter of 2015. The decrease in general and administrative expenses compared to the same period of 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures on Mineral Properties

2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015-Q4	4,128	611	(1,502)	$(0.02)	$(0.02)	787
2015 Total	14,662	3,251	(5,509)	$(0.08)	$(0.08)	2,711
2016-Q1	2,348	565	(2,110)	$(0.03)	$(0.03)	255
2016-Q2	2,831	710	152	$0.00	$0.00	1,084
2016-Q3	3,243	710	(640)	$(0.01)	$(0.01)	3,040
2016-Q4	2,939	881	(1,761)	$(0.02)	$(0.02)	987
2016 Total YTD	11,361	2,866	(4,359)	$(0.05)	$(0.05)	5,366

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net losses for 2015 and the first quarter of 2016 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits. The net income in the second quarter of 2016 reflects the fair value adjustment gain from the Corporation’s available-for-sale and held-for-trading investments. The net losses for the third and fourth quarters of 2016 reflect the continued expenditures to site based and general and administrative expenses. These expenses were partially offset with AEG profits. In the fourth quarter of 2016, there was a fair value adjustment loss from the Corporation’s available-for-sale and held-for-trading investments.

The mineral property expenditures in 2015 reflect the drill program at the Bermingham deposit and the re-engineering work being done on the Flame and Moth deposit. The 2016 mineral property expenditures reflect the work on the 2016 drill program at Bermingham and continued re-engineering work being done on the Flame and Moth deposit. Furthermore, the mineral property expenditures in 2015 and 2016 reflected the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits.

Liquidity, Cash Flows and Capital Resources

Liquidity

At December 31, 2016 the Corporation had cash and cash equivalents of $20,382,000, and net working capital of $23,443,000 compared to cash and cash equivalents of $8,163,000 and net working capital of $12,602,000 at December 31, 2015. The Corporation faces no known liquidity issues in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at December 31, 2016 totalled $6,948,000 compared to $4,871,000 at December 31, 2015.

With its cash resources and net working capital on hand at December 31, 2016, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvement in the silver market and the efficiencies identified by on-going engineering studies related to future mine plan options. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015

Cash flow used in operating activities	$(1,156)	$(905)	$(4,608)	$(4,391)
Cash flow (used in)/from from investing activities	(1,942)	(496)	(1,684)	300
Cash flow provided by financing activities	465	3,615	18,511	3,615

	$(2,633)	$(2,214)	$12,219	$(476)

Cash outflow in operating activities was $1,156,000 for the fourth quarter of 2016 versus cash outflow of $905,000 for the fourth quarter of 2015. The majority of cash outflow from operating activities during the 2016 period were expended on environmental services, site based operations and general and administrative costs. The decrease in cash consumed in fourth quarter of 2015 when compared to 2016 mainly relates to cash inflows on the Gold King Mine project in the fourth quarter of 2015 related to the expenditures of the IWTP that occurred earlier in previous quarters. Cash outflow from investing activities was $1,942,000 for the fourth quarter of 2016 versus a cash outflow of $1,684,000 for the fourth quarter of 2015. The increase in cash outflow during the fourth quarter of 2016 related primarily to the 2016 surface exploration drill program at the Bermingham property and portal development at the Flame and Moth property. Cash inflow from financing activities was $465,000 for the fourth quarter of 2016 versus $3,615,000 for the fourth quarter of 2015. The 2016 fourth quarter cash inflow relates to warrant and stock option exercises while the 2015 fourth quarter cash inflow relates to an equity financing completed during the quarter.

Cash used in operating activities was $4,608,000 for the 2016 versus $4,391,000 for 2015. The majority of cash consumed in operating activities during 2016 and 2015 were expended on environmental services, site based operations and general and administrative costs. Cash outflow from investing activities was $1,684,000 for 2016 versus an inflow of $300,000 for 2015. The cash outflow for 2016 related primarily to expenditures on the 2016 surface exploration drill program at the Bermingham property and portal development at the Flame and Moth property, offset by proceeds from the sale of investments in marketable securities and the release of restricted funds while the cash inflow during 2015 relates to release of restricted funds, which were partially offset by the 2015 surface drill program. Cash inflow from financing activities was $18,511,000 for 2016 compared to $3,615,000 for 2015. The cash inflow for 2016 relates to a non-brokered equity financing, along with warrant and stock option exercises while the 2015 inflow relates to an equity financing.

Capital Resources

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SSPA, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Silver Wheaton agreed to amend the SPA, originally dated October 2, 2008, such that Silver Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with the production payment (originally US$3.90 per ounce) to be based on monthly silver head grade and monthly silver price. The actual monthly production payment from Silver Wheaton will fall within a defined grade and pricing range governed by an upper ceiling grade of $1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include the date for completion of the 400 tonne per day mine and mill completion test date has been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced mill throughput exceeding 322 tonnes per day prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with an approximate fair value of US$4,934,948.

On May 17, 2016, the Corporation completed a non-brokered private placement financing and issued 10,839,972 Units for aggregate gross proceeds of $13,008,000. Each Unit consisted of one common share and one-half of one non-transferable common share purchase warrant, each Warrant entitling the holder to purchase one additional common share at a price of $1.75. In connection with the financing, the Corporation paid a cash commission equal to 5% of the gross proceeds from the sale. Sprott Private Wealth LP and certain of its affiliates also received an aggregate of 225,300 warrants. Each warrant is exercisable for one common share at a price of $1.49. Of the gross proceeds, $10,654,000 has been attributed to issued common shares and the remaining $2,354,000 has been attributed to issued warrants. The warrants include an acceleration clause whereby if on or after September 18, 2016 the closing price of the Alexco shares is higher than $2.50 for a period of ten consecutive trading days (with the last day of such period being the Acceleration Trigger Date), the expiry date of the warrants may be accelerated to be ten days after the Acceleration Trigger Date.

Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent’s commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent’s commission of $57,600. As of December 31, 2016 the Corporation had spent all of the $3,001,125 of the flow-through funds raised.

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$811	$315	$464	$32	$	Nil
Purchase obligations	276	96	120	60		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,056	36	698	302		5,020

Total	$7,143	$447	$1,282	$394		$5,020

During the year ended December 31, 2016 4,364,575 warrants were exercised for proceeds of $6,208,000. A further 422,068 warrants were exercised subsequent to year end for proceeds of $389,000. The warrants outstanding as of the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price	Balance at March 29, 2017
December 8, 2017	$0.53	36,810
May 17, 2018	$1.75	4,872,820
May 17, 2018	$1.49	60,900

	$1.74	4,970,530

Share Data

As at the date of this MD&A, the Corporation has 93,676,935 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 7,237,496 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 466,277 common shares, and purchase warrants for a further 4,970,530.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at December 31, 2016 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At December 31, 2016, a total of $6,948,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $534,000 (US$398,000) represents security provided to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the term deposits held at December 31, 2016 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at December 31, 2016, other than the marketable securities that are included in investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at December 31, 2016 total $2,938,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at December 31, 2016, AEG trade receivables are recorded net of a recoverability provision of $nil.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended Dec 31		Year Ended Dec 31
	2016	2015	2016	2015

Salaries and other short-term benefits	$456	$452	$1,765	$1,831
Share-based compensation	227	99	1,079	543

	$683	$551	$2,844	$2,374

Key management includes the Corporation’s Board of Directors and members of senior management.

On June 28, 2016, Elaine Sanders joined the Board of Directors of the Corporation and now sits on the Audit Committee and Nominating and Corporate Governance Committee.

Critical Accounting Estimates and Judgments

Our significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2016 annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2016.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2016. These accounting standards are not expected to have a significant effect on the Corporation’s accounting policies or financial statements:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

•	There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Disclosure Controls and Procedures

Alexco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Alexco’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, Alexco’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2016.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors.

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to Alexco’s business activities. Such risk factors could materially affect Alexco's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to Alexco. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to Alexco's business and operations. Other specific risk factors are discussed elsewhere in this MD&A and in Alexco’s Annual Information Form for the year ended December 31, 2016.

Negative Cash Flow From Operating Activities

The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements. See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders. The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

Figures for the Alexco’s Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco’s mineralization uneconomic and result in reduced reported mineral resources.

Amendments to Silver Purchase Agreement with Silver Wheaton

The March 29, 2017 Amended SPA with Silver Wheaton, requires that to satisfy the completion test under the Amended SPA, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2019. If the completion test is not satisfied by December 31, 2019, the outcome could materially adversely affect the Corporation as it would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mill throughput exceeding 322 tonnes per day prior to December 31, 2019. The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital. In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Amended SPA.

Keno Hill Silver District

While Alexco has conducted exploration activities in the KHSD, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by Alexco to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. Alexco’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods , fire, rock falls and earthquakes, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid- 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia. In 2011 and 2012 Alexco experienced employee recruitment and retention challenges, particularly with respect to mill operators. There can be no assurance that Alexco won’t experience such challenges. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake.

Any failure by the Corporation to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation’s mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Three of AEG’s customers accounted for 28.3%, 26.8% and 15.4%, respectively, of environmental services revenues in the 2016 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on AEG environmental services business and the Corporation.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and a material adverse impact on the Corporation.

AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond Alexco’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. As a result, the Corporation be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation’s title to its mineral properties would adversely affect the Corporation’ business and financial condition.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco’s overall liquidity;

•	the volatility of silver and other commodity prices would impact Alexco’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of Alexco’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation’s environmental services business and/or reduce demand for the Corporation’s services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of the Corporation’s Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time

Some of the Corporation’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.

The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting. The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,8]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&5	858,000	628	0.1	2.4%	1.7%	17,324,000
	Total Indicated – Sub-Surface	3,631,500	500	0.3	2.0%	5.6%	58,398,000
	Elsa Tailings[6]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	6,121,500	345	0.3	1.6%	3.6%	67,925,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&5	220,000	770	0.2	2.1%	2.2%	5,446,000
	Total Inferred	1,371,000	408	0.2	1.6%	4.3%	17,974,000

Historical	Silver King[7]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada”. The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The resource estimates for the Lucky Queen, Flame & Moth, Onek and Bermingham deposits have an effective date of January 3, 2017.
6.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.
7.	Historical resources for Silver King are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
8.	The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Silver Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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